Exhibit 14.1

DIAMOND S SHIPPING INC.

CODE OF BUSINESS CONDUCT AND ETHICS

(ADOPTED EFFECTIVE AS OF AUGUST 11, 2020)

Purpose

Diamond S Shipping Inc. and its subsidiary companies (collectively, the “Company”) has a commitment to ethical behavior and to operations within the letter and spirit of the law. This Code of Business Conduct and Ethics (the “Code”) applies to the Company’s employees, officers and directors as well as the Company’s agents, representatives and consultants, wherever located (collectively “employees.”)

The Company recognizes that it is not possible to document a code of business conduct that will define the proper conduct for every situation that may arise. As a general policy, however, the pervasive theme of the Company and its employees must be one of honesty and integrity. This Code provides a set of basic principles to guide employees regarding the minimum requirements expected of them. In addition to this Code, employees are required to comply with the policies and procedures established by the Company’s human resources department.

The Company’s Board of Directors and the Company’s management has designated Anoushka Kachelo, the Company’s General Counsel, as the Compliance Officer for administration of the Code. The Compliance Officer can be reached at (203) 252 7644 or at akachelo@diamondsshipping.com. Any changes to the Compliance Officer or contact information will be updated via the Company’s intranet. Only conduct that is in compliance with this Code and intended to advance the business interests of the Company is within an employee’s scope of employment. It is important that you study the Code carefully. If you have any questions about the Code, please direct them to the Compliance Officer.

Taking action to anticipate and prevent problems is part of our Company’s culture. If you observe possible conduct in violation of the Code you should report your concerns by following the procedures set forth in the Company’s whistleblower policy (the “Whistleblower Policy”). If you report, in good faith, you should not be concerned about retaliation from others. Any employees involved in retaliation will be subject to disciplinary action. Failure to abide by these guidelines will lead to disciplinary actions, including dismissal where appropriate.

I.	Compliance with Laws

We have a long-standing commitment to conduct our business in compliance with applicable laws, rules and regulations of the jurisdictions in which we operate. This helps ensure our reputation. Every employee will be asked annually to confirm his or her commitment to abiding by this Code.

II.	Conflicts of Interest

Every employee must deal with suppliers, customers and other persons doing or seeking to do business with the Company in a manner that excludes consideration of personal advantage. A “conflict of interest” exists when a person’s personal interests interfere in any way with the interests of the Company.

Specific policies include, but are not limited to:

1.	Other Employment. Unless otherwise authorized by the Company, each employee must devote all of his/her business time to the Company and not engage in any other business activity without the prior written consent of the Company’s human resources officer who is currently Anoushka Kachelo, the Company’s General Counsel, at akachelo@diamondsshipping.com or by telephone at (203) 252 7644.

2.	Corporate Opportunities. Employees owe a duty to advance the legitimate interests of the Company when the opportunities to do so arise. Employees are prohibited (without the consent of the Board of Directors, in the case of directors and executive officers, or the consent of one of the Company’s executive officers, in the case of all other employees) from taking for themselves personally opportunities that are discovered through the use of corporate property, information or their position, using corporate property, information or their position for personal gain and competing with the Company. Employees should disclose any potential conflicts of interest to the Compliance Officer, who will advise whether or not the Company believes a conflict of interest exists. An employee should also disclose potential conflicts of interest involving the employee’s spouse, siblings, parents, in-laws, children, and members of the employee’s household.

3.	Giving and Receiving Gifts. Company employees may not give or receive gifts, favors or gratuities of more than a modest value (“gifts”) in any way relating to Company business. Whenever an employee receives a gift that violates this policy, the gift should be returned to the donor and reported to the Compliance Officer.

In adopting the above policy, the Company recognizes that business dealings often include social and business amenities that are proper business activities and expenses. As a general guideline, participation in activities such as sharing meals with business associates, hosting or attending business functions, providing, accepting or sharing transportation for business purposes, giving or receiving cards and gifts of modest value in conjunction with a holiday or other special occasion, giving or receiving marketing items that are generally distributed to a wide business audience and similar social or business amenities can all be presumed to fall within the bounds of business etiquette and propriety. The concept of “modest value” is a relative term that may depend on the recipient, the type of item and the circumstances under which it is given or received.

4.	Prohibition of Gifts to State Decision Makers. No Company employee may provide any item of value to any legislative or executive official or any major decision maker of any jurisdiction where the Company operates. This includes, without limitation, any gift, forgiveness, loan, favor or service, gratuity or special discount, or any other item that constitutes income under the Federal Internal Revenue Code. Any violation of this policy must be immediately reported to the Compliance Officer.

5.	Protection and Proper Use of Company Assets. Collectively, employees have a responsibility for safeguarding and making proper use of the Company’s property. This applies to tangible assets (such as office equipment, telephones, copy machines, etc.) and intangible assets (such as trade secrets and confidential information). Each of us also has an obligation to prevent the Company’s property from loss, misuse, theft, or damage. Any situations that could lead to the theft, loss, misuse or damage of Company property should be reported immediately to the security department, to your supervisor or manager, or in accordance with the Whistleblower Policy.

III.	Prohibited Receipts and Payment Policy

The Company’s policy is to comply with all laws that may be applicable to its business.

Employees are prohibited from engaging in the following transactions to obtain business, retain business or direct business to others, or to induce a government official or employee to perform, or fail to perform, his or her official functions:

•	Payment or offer to pay anything of value, directly or indirectly, to any domestic or foreign government official or employee.

•	Payment or offer to pay anything of value, directly or indirectly, to any party in the form of a commercial bribe, influence payment or kickback.

•	Receipt or acceptance of anything of value, directly or indirectly, from any party in the form of a commercial bribe, influence payment or kickback.

Prohibited transactions do not include gifts, entertainment and similar expenses to the extent permitted in Section II.3 above.

IV.	Political Contributions

Election laws generally prohibit political contributions by corporations to candidates. Many local laws also prohibit corporate contributions to local political campaigns. In accordance with these laws, the Company does not make direct contributions to any candidates for federal, state or local offices. Contributions to political campaigns must not be, or appear to be, made with or reimbursed by Company funds or resources. Company funds and resources include (but are not limited to) Company facilities, office supplies, letterhead, telephones and fax machines.

Company employees who hold or seek to hold political office must do so on their own time, whether through vacation, unpaid leave, after work hours or on weekends. Additionally, employees must obtain advance approval from the Compliance Officer to ensure that there are no conflicts of interest with Company business prior to running for political office and hiring outside counsel or a public affairs firm to contact government officials regarding legislation, regulatory policy, or rule making (including grassroots lobbying contacts).

Employees may make personal political contributions out of their own funds directly to candidates or to political action committees as they see fit in accordance with all applicable laws.

V.	Proper Accounting and Document Retention

Employees are responsible for maintaining all records in accordance with all applicable laws/accounting principles. We are committed to recording information accurately and truthfully.

Our specific policies include:

1.	All books and records of the Company must reflect in reasonable time the transactions and events and conform both to legal requirements and accounting principles and also to the Company’s system of internal accounting.

2.	No unrecorded funds or assets of the Company may be established or maintained.

3.	No false or misleading entries in the books and records of the Company may be made regardless of whether reporting is required by law.

4.	Employees of the Company that are responsible to use their best effort so that financial or accounting matters are properly reported in reports required to be filed by the Company with the Securities and Exchange Commission and other regulatory authorities.

5.	No payment on behalf of the Company will be approved without reasonable supporting documentation, and no payment will be made with the intention or understanding that any part of such payment is to be used for any purpose other than that described in the document supporting the payment.

6.	Documents may only be destroyed in compliance with Company document retention and destruction policies.

VI.	Dealing with Auditors

No employee may (1) knowingly make a false or misleading statement to any internal auditor or to any independent accountant, nor may any employee conceal or fail to reveal any information necessary to make the statements to such auditor or investigator not false or misleading or (2) take any action to fraudulently influence, coerce, manipulate or mislead any independent accountant engaged in the performance of an audit of the financial statements of the Company.

VII.	Use and Disclosure of Confidential Information

Information is one of our most valuable corporate assets, and open and effective dissemination of information is critical to our success. However, much of our Company’s business information is confidential or proprietary. Confidential information includes all non-public information that might be of use to competitors, or harmful to the Company or our customers, if disclosed. It is also our Company’s policy that all employees must treat what they learn on the job as confidential information.

Employees are prohibited, except as required by law or legal process or as specifically authorized by the Compliance Officer, from:

1.	During the term of their employment and thereafter, disclosing, directly or indirectly, to anyone outside the Company, confidential information. Examples of confidential information include:

•	Financial data (operating results, capital plans and expenditures, budget, etc.);

•	Business plans and strategies;

•	Customer and supplier information and identity of outside consultants;

•	Confidential information obtained during the course of employment about another company, joint venturer, supplier or other person;

•	Marketing plans and research;

•	Advertising plans and research; and

•	Organization charts, grade and salary data, and policy and procedure manuals.

2.	During the term of their employment and thereafter, selling confidential or personal information about our customers or employees or sharing such information with any third party.

3.	Following their employment, using, directly or indirectly, any confidential information concerning the Company.

Employees should guard against unintentional disclosure of confidential information and take special care not to store confidential information where unauthorized personnel could see it, whether at work, at home, in public places or elsewhere. Situations that could result in inadvertent disclosure of such information include discussing confidential information in public (for example, in restaurants, elevators or airplanes), talking about confidential information on mobile phones, working with sensitive information in public using laptop computers and transmitting confidential information via fax. Within the workplace, do not assume that all Company employees or other personnel are permitted to or should see confidential information.

VIII.	Trading in Company Securities

The Company has explicit policies regarding trading in Company securities, so-called “tipping” and related matters. These policies can be found in the Company’s Insider Trading Policy.

IX.	Employment Practices

To compete successfully, the Company must be a place where talent prevails and where people are free to perform to their highest potential.

Basing employment and advancement on anything other than a person’s ability and performance is not permitted. We are firmly committed to providing equal employment opportunities to all individuals and do not tolerate unlawful discrimination or harassment of any kind. We do not discriminate against job applicants or employees because of race, religion, color, national origin, gender, age, marital status, sexual orientation, veteran status, handicap, disability or any other characteristic protected by local, state or federal law. We will also not tolerate behavior that fosters an environment of harassment or “jokes” based on a person’s sex, physical characteristics or cultural differences. We demand the same from our suppliers and vendors. These policies apply to both applicants and employees and in all phases of employment, including recruiting, hiring, placement, training and development, transfer, promotion, demotion, performance reviews, compensation and benefits, and separation from employment.

Harassment can take many forms and includes sexual harassment and unwelcome conduct, threats or bullying, name calling, negative stereotyping, unwelcome physical contact, offensive gestures or damaging the physical property of others. The Company is committed to preventing workplace violence and maintaining a safe work environment. We have no tolerance for workplace violence.

All levels of supervision are responsible for monitoring and complying with the Company’s policies and procedures for handling employee complaints concerning harassment or other forms of unlawful discrimination. Employees who have experienced conduct they believe is contrary to the Company’s anti-discrimination/harassment policies have a legal right to take advantage of the reporting procedures contained within the Whistleblower Policy. An employee’s failure to exercise rights under the Whistleblower Policy could affect his or her right to pursue legal action. Because employment-related laws are complex and vary from state to state and country to country, supervisors should obtain the advice of the Company’s human resources or of the Compliance Officer in advance whenever there is any doubt as to the lawfulness of any proposed action or inaction.

X.	Antitrust

The Company believes that the welfare of consumers is best served by economic competition. Our policy is to compete vigorously, aggressively and successfully in today’s increasingly competitive business climate and to do so at all times in compliance with all applicable antitrust, competition and fair dealing laws in all the markets in which we operate.

Employees involved in marketing, sales and purchasing, contracts or in discussions with competitors have a particular responsibility to ensure that they understand our standards and are familiar with applicable competition laws. Because these laws are complex and can vary from one jurisdiction to another, employees should seek the advice of the Compliance Officer when questions arise.

XI.	Honest and Fair Dealing

It is the Company’s policy to conduct its business at all times in a fair and honest manner in accordance with the highest ethical standards. Employees must endeavor to deal honestly, ethically and fairly with the Company’s customers, suppliers, competitors and employees. Employees must never take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation (including by omission) of material facts, or any other unfair-dealing practice. Honest conduct is considered to be conduct that is free from fraud or deception. Ethical conduct is considered to be conduct conforming to accepted professional standards of conduct.

XII.	Occupational Safety and Health

The Company is committed to providing a safe workplace for all employees. In addition, laws and regulations impose responsibility on the Company to prevent certain safety and health hazards. By reason of law and policy, and to protect their own safety and the safety of other employees, employees are required to carefully follow all Company safety instructions and procedures.

XIII.	Reporting Illegal or Unethical Behavior; Compliance Procedures

Employees are expected to be sensitive to and respectful of the concerns, values and preferences of others. If you see or hear about a violation of this Code, you need to promptly report it to your supervisor or the Compliance Officer, in each case in accordance with the procedures set forth in the Whistleblower Policy.

Speaking to the right people is one of your first steps to understanding and resolving what are often difficult questions. As a general matter, if you have any questions or concerns about compliance with this Code or you are just unsure of what the right thing is to do, you are encouraged to speak with your supervisor, manager or other appropriate persons within the Company. If you do not feel comfortable talking to any of these persons for any reason, you should call or write the Compliance Officer at the following address:

Anoushka Kachelo

Diamond S Shipping Inc.

33 Benedict Place

Greenwich, Connecticut 06830

(203) 252 7644

akachelo@diamondsshipping.com

Reports of violations of this Code, violations of Company policy, misconduct, or any other business misconduct may also be made through the Company’s compliance hotline at (800) 603-2869. The compliance hotline is available toll-free, 24 hours a day, 7 days a week, and the call to the hotline may remain anonymous if preferred.

If you choose to make an anonymous report, you should preserve your own record of this report in order to demonstrate your compliance with the Code. Your calls, notes and/or emails will be dealt with confidentially, although there may be a point where your identity may become known or have to be revealed in the course of an investigation or to take corrective action. You have the commitment of the Company that you will be protected from retaliation from your good faith actions as more fully described in Section XVI(6) below.

XIV.	Waivers of the Code of Business Conduct and Ethics

Any change in or waiver of this Code for executive officers or directors may be granted only by the Board of Directors. Waivers for other persons subject to the Code may be granted by the Compliance Officer. Any waivers of the Code will be disclosed by the Company as may be required by applicable law or regulation.

XV.	Miscellaneous

1.	Contractual Commitments. All leases, contracts and agreements must be in writing and approved in accordance with our internal authority matrix.

2.	Intellectual Property Rights. Our Company depends on intellectual property, such as trade secrets, trademarks and copyrights, as well as business, marketing and expansion plans, marketing ideas, customer information and databases, records, salary information and any unpublished financial data and reports, for its continued vitality. If our intellectual property is not protected, it can become available to other companies that have not made the significant investment that our Company has made to produce this property and thus gives away some of our competitive advantage. All of the rules stated above with respect to confidential information apply equally to proprietary information.

Certain employees are required to sign an agreement that restricts disclosure of proprietary, trade secret and certain other information about the Company, its joint venture partners, suppliers and customers. The policy set forth in this Code applies to all employees, without regard to whether such agreements have been signed. It is the responsibility of every employee to help protect our intellectual property by also adhering to the policies and procedures set forth in the Company’s confidential information policies.

3.	Legal Proceedings. In order to provide the Company with the information necessary to maintain its position in the industry, each employee has the affirmative obligation to notify in writing the Company’s Compliance Officer in the event of any of the following:

•	The employee is named in a lawsuit as defendant, plaintiff or third-party related to Company business.

•	The employee is arrested, indicted or convicted of any crime or disorderly personal offense, excluding traffic violations.

•	The employee is subpoenaed to testify or produce evidence in any matter.

•	The employee is the subject of an investigation or questioned by any law enforcement or regulatory agency.

•	The employee is named in a complaint filed by any regulatory agency.

4.	Company Policies and Procedures. All employees must comply with all policies and procedures of the Company and shall notify their supervisor of any known noncompliance by the Company or other employees.

5.	Employment Contracts. No employee has the authority to enter into any agreement on behalf of the Company concerning employment of any individual without the approval of the human resources department.

6.	Whistleblower Protection. You should know that if you report in good faith what you suspect to be illegal or unethical activities, you should not be concerned about retaliation from the Company or others. The Company wants to encourage the reporting of wrongdoing or suspected wrongdoing and presumes that employees will act in good faith and will not make false accusations. Any employees involved in retaliation for the reporting of wrongdoing or suspected wrongdoing will be subject to disciplinary action by the Company. Furthermore, the Company could be subject to criminal or civil actions for acts of retaliation against employees who “blow the whistle” on U.S. securities law violations and other federal offenses.

7.	Employee Certification. Certain employees of the Company will be requested to sign a certification at the time of their initial hiring and periodically thereafter, affirming a knowledge and understanding of this policy stating they have fully complied with the policy and, to the extent they have a knowledge of any violations of the policy, they have reported the same to the Compliance Officer.

8.	Disciplinary Action. No Code can address all specific situations. It is, therefore, each employee’s responsibility to apply the principles set forth in this Code in a responsible fashion and with the exercise of good judgment and common sense. If something seems unethical or improper, it likely is. Always remember: If you are unsure of what to do in any situation, seek guidance of the Compliance Officer before you act.

Employees who violate this Code will be disciplined. Such discipline, in appropriate cases, may include restitution, reassignment to a different department, suspension or termination of employment. Each employee has a serious obligation to adhere to this Code, including an obligation to seek clarification and prior approval of questionable acts, relationships and transactions. All employees are expected to cooperate in internal investigations of misconduct.

XVI.	Conclusion

The preceding discussion of Company policy on business conduct and ethics is not meant to be, and in no way can be, all-inclusive. If you have a question regarding your business conduct or ethical issues relating thereto, discuss the question either with the person to whom you report or the Compliance Officer. No employee will be retaliated against or penalized in any other way for reporting, in good faith, any violation of this Code.

Diamond S Shipping Inc.
Code of Business Conduct and Ethics
Acknowledgement Form

Compliance Officer,
Diamond S Shipping Inc.

Dear Compliance Officer:

This letter is to confirm that, as an employee of Diamond S Shipping Inc. or one or more of its subsidiaries (collectively, the “Company”), I acknowledge the following:

1.	I have received a copy of the Company’s Business Code of Conduct and Ethics (the “Code”).

2.	I have read the Code and understand its requirements.

3.	I will fully comply with the Code.

4.	To the extent that I obtain knowledge of any violations of the Code, I will report such violations to the Company’s Compliance Officer.

Signature

Print Name

Position/Job Title

Date